Exhibit 99.1

CNFINANCE HOLDINGS LIMITED

Consolidated statements of cash flows

(Amount in Renminbi (“RMB”))

	Six months ended June 30
	2025	2024
	RMB	RMB

Cash flows from operating activities:

Net (loss)/ income	(40,372,304)	47,940,590

Adjustments to reconcile net income to net cash (used in)/provided by operating activities:

Provision for credit losses	31,249,951	170,750,614
Depreciation and amortization	5,353,689	2,094,959
Net losses on disposal of property and equipment	2,657	-
Net loss on disposal of non-marketable equity securities and investment securities	4,125,037	(1,150,084)
Foreign exchange gains	56,233	-
Deferred tax benefit	(37,750,767)	(16,090,729)
Net losses on sale of loans	20,490,504	1,754,394

Loans held-for-sale:
Originations and purchases	(1,520,000)	(64,480,000)
Proceeds from sales and paydowns of loans originally classified as held-for-sale	188,017,703	471,712,548

Changes in operating assets and liabilities:
Deposits	49,316,342	(11,420,510)
Credit risk mitigation position	(87,112,092)	55,741,261
Other operating assets	(324,965,276)	167,620,436
Other operating liabilities	(93,135,970)	212,096,176

Net cash (used in)/provided by operating activities	(286,244,293)	1,036,569,655

Cash flows from investing activities:

Loans originated, net of principal collected	2,518,353,767	(2,114,706,168)
Proceeds from sales of available-for-sale investments	209,598,881	127,393,386
Proceeds from disposal of property and equipment and intangible assets	9,702	-
Proceeds from sales of loans	339,152,055	370,207,272
Purchased loans with credit deterioration	26,735,009	(235,048,617)
Purchase of securities investments	(269,320,000)	(34,220,000)
Purchases of property, equipment and intangible assets	(2,485,797)	(140,624,901)

Net cash provided by/(used in) investing activities	2,822,043,617	(2,026,999,027)

Consolidated statements of cash flows (continued)

	Six months ended June 30
	2025	2024
	RMB	RMB

Cash flows from financing activities:

Proceeds from interest-bearing borrowings	825,239,368	8,136,766,333
Repurchase of ordinary shares	-	(2,287,676)
Repayment of interest-bearing borrowings	(3,722,696,722)	(7,539,491,640)

Net cash (used in)/provided by financing activities	(2,897,457,354)	594,987,018

Net increase/(decrease) in cash, cash equivalents and restricted cash	(361,658,030)	(395,442,355)
Cash, cash equivalents and restricted cash at the beginning of period	1,170,386,075	2,001,602,416
Effect of exchange rate change on cash, cash equivalents and restricted cash	814,853	5,980,318

Cash, cash equivalents and restricted cash at the end of period	809,542,898	1,612,140,379

Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds	31,164,945	39,168,795
Interest expense paid	271,727,420	401,738,243